   As filed with the Securities and Exchange Commission on April 8, 1999

                                                Registration Nos. 333-74123

                                                                  333-64873
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1

                                       TO
                                    Form S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. Exact Name of Trust:
                          TAX EXEMPT SECURITIES TRUST

                            National Trust 234

                           New Jersey Trust 137

B. Name of depositor:
                           SALOMON SMITH BARNEY INC.

C. Complete address of depositor's principal executive offices:

                           SALOMON SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013

D. Name and complete address of agent for service:

                               LAURIE A. HESSLEIN
                           Salomon Smith Barney Inc.
                              388 Greenwich Street
                            New York, New York 10013

                                    Copy to:
                            MICHAEL R. ROSELLA, ESQ.
                               Battle Fowler LLP
                              75 East 55th Street
                            New York, New York 10022

E. Title and amount of Securities being registered:

  An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Proposed maximum aggregate offering price to the public of the securities being registered:
                                   Indefinite

G. Amount of filing fee:
                            No filing fee required.

H. Approximate date of proposed sale to public:
 As soon as practicable after the effective date of the registration statement.

[X] Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                            TAX EXEMPT SECURITIES TRUST
  --------------------------------------------------------------------
                                                     National Trust 234
                                                   New Jersey Trust 137

                             Unit Investment Trusts

                               The Tax Exempt Securities Trust is sponsored by
          SALOMONSMITHBARNEY   Salomon Smith Barney Inc. and consists of two
----------------------------   and New Jersey Trust 137. Each trust contains a
A member of citigroup [LOGO]   fixed portfolio of long term municipal bonds. The
                               interest income of these bonds is generally exempt from Federal income tax and, for state designated trusts, state and local income tax in the state for which the trust is named.


This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Tax Exempt Securities Trust and Part C contains specific information about the state designated trusts. Part A may not be distributed unless accompanied by Parts B and C.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these Securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated April 8, 1999

TAX EXEMPT SECURITIES TRUST
INVESTMENT SUMMARY AS OF APRIL 7, 1999
Use this Investment Summary to help you decide whether the portfolios comprising the Tax Exempt Securities Trust are right for you. More detailed information can be found later in this prospectus.

Investment Objective

Each of the trusts seeks to pay investors monthly distributions of tax exempt interest income while conserving their capital. The Sponsor has selected a fixed portfolio of municipal bonds intended to achieve these goals.

Investment Strategy

All of the bonds in each of the trusts are rated A or better by Standard & Poor's, Moody's or Fitch. State designated trusts primarily contain bonds issued by the state for which the trust is named or counties, municipalities, authorities or political subdivisions of that state.

Taxes

Interest on all of the bonds in each of the trusts is generally exempt from regular Federal income taxes. Interest on all of the bonds in each state trust is generally exempt from certain state and local personal income taxes of the state for which the trust is named. Each of the bonds in the trusts received an opinion from bond counsel rendered on the date of issuance confirming its tax exempt status.

Risk Factors

Holders can lose money by investing in these trusts. The value of the units and the bonds held in the portfolio can each decline in value. An investment in units of a trust should be made with an understanding of the following risks:

  . Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition or a drop in bond ratings.

  . The effective maturity of a long term bond may be dramatically different than shorter term obligations. Investors will receive early returns of principal when bonds are called or sold before they mature. Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

  . The municipal bonds could lose their tax-exempt status either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws.

  . The default of an issuer of a municipal bond in making its payment obligation could result in the loss of interest income and/or principal to investors.

  . Since the portfolio of each of the trusts is fixed and not managed, in general the Sponsor can only sell bonds at a trust's termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of a trust.

The Public Offering Price

The Public Offering Price per Unit as of April 7, 1999 would have been $1,028.00 for the National Trust and $1,027.18 for the New Jersey Trust. During the initial public offering period the Public Offering Price per unit is calculated by:

  . dividing the aggregate offering price of the underlying bonds in a trust by the number of units outstanding

  . adding a sales charge of 4.70% (4.932% of the aggregate offering price of the bonds per unit)

  . adding a per unit amount sufficient to reimburse the Sponsor for organizational costs

After the initial offering period the Public Offering Price per unit is calculated by:

  . dividing the aggregate bid price of the underlying bonds in a trust by the number of units outstanding

  . adding a sales charge of 5.00% (5.263% of the aggregate bid price of the bonds per unit)

Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NATIONAL TRUST 234
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)

                                                As a % of
                                                 Initial
                                                 Public    Amounts
                                                Offering     per
                                                  Price      Unit
                                                --------- ----------
Maximum Sales Charge Imposed on Purchase (as a
 percentage of offering price)................    4.70%     $48.20
Maximum Sales Charge Imposed on Reinvested
 Dividends....................................       0%     $    0
Reimbursement to Sponsor for Estimated
 Organization Costs...........................    .244%     $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                         Amounts
                                                          As a % of        per
                                                          Net Assets      Unit
                                                          ----------     -------
Trustee's Fee.................................               .119%        $1.16
Other Operating Expenses......................               .043%        $0.42
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees..........................              .026%         $0.25
                                                            ------        -----
  Total.......................................               .188%        $1.83
                                                            ======        =====

                                                           Cumulative Expenses
                                                             Paid for Period
                                                          ----------------------
                                                           1     3     5    10
                                                          Year Years Years Years
                                                          ---- ----- ----- -----
An investor would pay the following expenses and charges
on a $10,000 investment, assuming the Trust's estimated
operating
expense ratio of .188% and a 5% annual return on the
investment throughout the periods.......................  $50   $54   $59   $72

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW JERSEY TRUST 137
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)

                                                              As a % of
                                                               Initial
                                                               Public   Amounts
                                                              Offering    per
                                                                Price    Unit
                                                              --------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage of
 offering price).............................................   4.70%   $48.16
Maximum Sales Charge Imposed on Reinvested Dividends.........      0%   $    0
Reimbursement to Sponsor for Estimated Organization Costs....   .244%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)

                                                                         Amounts
                                                          As a % of        per
                                                          Net Assets      Unit
                                                          ----------     -------
Trustee's Fee........................................       .117%         $1.14
Other Operating Expenses.............................       .040%         $0.40
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.................................       .026%         $0.25
                                                            -----         -----
  Total..............................................       .183%         $1.79
                                                            =====         =====

                                                           Cumulative Expenses
                                                             Paid for Period
                                                          ----------------------
                                                           1     3     5    10
                                                          Year Years Years Years
                                                          ---- ----- ----- -----
An investor would pay the following expenses and charges
on a $10,000 investment, assuming the Trust's estimated
operating
expense ratio of .183% and a 5% annual return on the
investment throughout the periods.......................  $50   $54   $58   $71

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION
AS OF APRIL 7, 1999 #
Sponsor

Salomon Smith Barney Inc.

Trustee

The Chase Manhattan Bank

Evaluator

Kenny S & P Evaluation Services, a business unit of J.J. Kenny Company, Inc.

Date of Deposit and of Trust Agreement

April 7, 1999

Mandatory Termination Date*

Each Trust will terminate on the date of maturity, redemption, sale or other disposition of the last Bond held in the Trust.

Record Dates

The first day of each month, commencing May 1, 1999

Distribution Dates

The fifteenth day of each month,** commencing May 15, 1999

Evaluation Time

As of 1:00 P.M. on the Date of Deposit. Thereafter, as of 4:00 P.M. New York
Time.

Evaluator's Fee

The Evaluator will receive a fee of $.29 per bond per evaluation.

Sponsor's Annual Portfolio Supervision Fee***

Maximum of $.25 per $1,000 face amount of the underlying Bonds.
------------
# The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
* The actual date of termination of each Trust may be considerably earlier (see Part B, "Amendment and Termination of the Trust Agreement-- Termination").

** The first monthly income distribution of $3.29 for the National Trust and
   $3.15 for the New Jersey Trust, will be made on May 15, 1999.
*** In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION
AS OF APRIL 7, 1999

                                        National Trust 234 New Jersey Trust 137
                                        ------------------ --------------------
Principal Amount of Bonds in Trust....      $7,000,000          $2,000,000
Number of Units.......................           7,000               2,000
Principal Amount of Bonds in Trust per
 Unit.................................      $    1,000          $    1,000
Fractional Undivided Interest in Trust
 per Unit.............................         1/7,000             1/2,000
Minimum Value of Trust:
 Trust Agreement may be Terminated if
  Principal Amount is less than.......      $3,500,000          $1,000,000
Calculation of Public Offering Price
 per Unit*:
 Aggregate Offering Price of Bonds in
  Trust...............................      $6,841,070          $1,953,050
                                            ==========          ==========
 Divided by Number of Units...........      $   977.30          $   976.52
 Plus: Sales Charge (4.70% of the
  Public Offering Price)..............      $    48.20          $    48.16
                                            ----------          ----------
 Public Offering Price per Unit.......      $ 1,025.50          $ 1,024.68
 Plus: Estimated Organization
  Expenses............................      $     2.50          $     2.50
 Plus Accrued Interest*...............      $      .82          $      .78
                                            ----------          ----------
 Total................................      $ 1,028.82          $ 1,027.96
                                            ==========          ==========
Sponsor's Initial Repurchase Price per
 Unit (per Unit Offering Price of
 Bonds)**.............................      $   977.30          $   976.52
Approximate Redemption Price per Unit
 (per Unit Bid Price of Bonds)**......      $   967.30          $   966.52
                                            ----------          ----------
Difference Between per Unit Offering
 and Bid Prices of Bonds..............      $    10.00          $    10.00
                                            ==========          ==========
Calculation of Estimated Net Annual
 Income per Unit:
 Estimated Annual Income per Unit.....      $    51.27          $    49.07
 Less: Estimated Trustee's Annual
  Fee***..............................      $     1.16          $     1.14
 Less: Other Estimated Annual
  Expenses............................      $      .67          $      .65
                                            ----------          ----------
 Estimated Net Annual Income per Unit.      $    49.44          $    47.28
                                            ==========          ==========
Calculation of Monthly Income
 Distribution per Unit:
 Estimated Net Annual Income per Unit.      $    49.44          $    47.28
 Divided by 12........................      $     4.12          $     3.94
Accrued interest from the day after
 the Date of Deposit to the first
 record date**........................      $     3.29          $     3.15
First distribution per unit...........      $     3.29          $     3.15
Daily Rate (360-day basis) of Income
 Accrual per Unit.....................      $    .1373          $    .1313
Estimated Current Return based on
 Public Offering Price****............            4.81%               4.60%
Estimated Long-Term Return****........            4.81%               4.57%

------------
* Accrued interest will be commencing on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor's Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
*** Per $1,000 principal amount of Bonds, plus expenses.
**** The Estimated Current Return is calculated by dividing the Estimated Net
     Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST
PORTFOLIO SUMMARY AS OF APRIL 7, 1999

                                                         National    New Jersey
                                                        Trust 234    Trust 137
                                                       ------------ ------------
 . Number of municipal bonds (from 14 states and the
  District of Columbia for the National Trust; and
  from 1 state and the Commonwealth of Puerto Rico
  for the New Jersey Trust)..........................        19            7
The bonds derived their income from the following
 primary source:
                                                       Percentages+ Percentages+
                                                       ------------ ------------
 . housing facilities.................................      16.5%        12.8%
 . power facilities...................................       4.2%         0.0%
 . educational facilities.............................      16.7%         0.0%
 . hospital and health care facilities................      38.8%*       44.5%*
 . transportation facilities..........................       7.2%        26.1%*
 . pollution control facilities.......................       1.6%         0.0%
 . water and sewer facilities.........................       8.1%         0.0%
 . convention facilities..............................       4.1%         0.0%
 . public improvement.................................       2.8%         0.0%
 . lease rental payments..............................       0.0%        16.6%
The bonds in the trust are rated as follows:
 . Standard & Poor's
  AAA................................................      29.9%        59.4%
  AA.................................................      19.2%        27.8%
  A..................................................      36.8%         0.0%
                                                          -----        -----
    Total............................................      85.9%        87.2%
                                                          =====        =====
 . Moody's
  Aaa................................................       0.0%        12.8%
  Aa.................................................       2.9%         0.0%
  A..................................................      11.2%         0.0%
                                                          -----        -----
    Total............................................      14.1%        12.8%
                                                          =====        =====
The following insurance companies have insured the
 bonds in the trust as to timely payment of principal
 and interest:
 . ACA................................................      13.3%        13.1%
 . AMBAC..............................................       4.2%        31.4%
 . FGIC...............................................       2.8%        11.4%
 . FSA................................................       8.1%         0.0%
 . MBIA...............................................      14.8%        29.4%
                                                          -----        -----
    Total............................................      43.2%        85.3%
                                                          =====        =====
Percentage of general obligation bonds backed by the
 taxing power of that issuer.........................       0.0%         0.0%
Percentage of bonds not supported by the issuer's
 power to levy tax...................................     100.0%       100.0%
Percentage of bonds acquired from the Sponsor (as
 sole underwriter, member of underwriting syndicate
 or otherwise from its own organization).............      32.4%         0.0%

------------
+ Percentages based on the aggregate offering price of the bonds in the trust.
* The trust is considered to be "concentrated" in a particular category when bonds of that type make up 25% or more of the portfolio.

UNDERWRITING

  The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

                                                                   Units
                                                            --------------------
                                                            National  New Jersey
                                                            Trust 234 Trust 137
                                                            --------- ----------
Salomon Smith Barney Inc. .................................   6,150     1,900
388 Greenwich Street
New York, New York 10013
Pershing/division of DLJ...................................     500       --
1 Pershing Plaza
Jersey City, NJ 07399
Gruntal & Co. Incorporated.................................     250       100
14 Wall Street
New York, New York 10005
William R. Hough...........................................     100       --
100 Second Avenue
Suite 800
St. Petersburg, Florida 33701
                                                              -----     -----
Total......................................................   7,000     2,000
                                                              =====     =====

                          INDEPENDENT AUDITORS' REPORT

To the Sponsor, Trustee and Unit Holders of
 Tax Exempt Securities Trust, National Trust 234 and New Jersey Trust 137:

  We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 234 and New Jersey Trust 137 as of April 7, 1999. These financial statements are the responsibility of the Trustee (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on April 7, 1999, for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

  In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 234 and New Jersey Trust 137 as of April 7, 1999, in conformity with generally accepted accounting principles.


                                                 /s/ KPMG LLP
New York, New York
April 7, 1999

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION
                     AS OF DATE OF DEPOSIT, APRIL 7, 1999

                                                             TRUST PROPERTY
                                                          ---------------------
                                                           National  New Jersey
                                                          Trust 234  Trust 137
                                                          ---------- ----------
Investment in Tax-Exempt Securities:
  Bonds represented by purchase contracts backed by
   letter of credit (1).................................. $6,841,070 $1,953,050
Accrued interest through the Date of Deposit on
 underlying bonds (1)(2).................................     77,880     24,493
Cash (3).................................................     17,500      5,000
                                                          ---------- ----------
    Total................................................ $6,936,450 $1,982,543
                                                          ========== ==========

                                                             LIABILITIES AND
                                                               INTEREST OF
                                                              UNIT HOLDERS
                                                          ---------------------
Liabilities:
  Accrued interest through the Date of Deposit on
   underlying bonds (1)(2)............................... $   77,880 $   24,493
  Reimbursement to Sponsor for Organization Costs (3)....     17,500      5,000
                                                          ---------- ----------
                                                              95,380     29,493
                                                          ---------- ----------
Interest of Unit Holders:
  Units of fractional undivided interest outstanding
   (National Trust 234: 7,000; New Jersey Trust 137:
   2,000) Cost to investors (4)..........................  7,196,000  2,054,360
   Less--Gross underwriting commission (5)...............    337,430     96,310
   Less--Organization Costs (3)..........................     17,500      5,000
                                                          ---------- ----------
   Net amount applicable to investors....................  6,841,070  1,953,050
                                                          ---------- ----------
    Total................................................ $6,936,450 $1,982,543
                                                          ========== ==========

------------

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 P.M. on April 7, 1999, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $10,000,000 which was deposited with the Trustee for the purchase of $9,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $8,794,120 plus $102,373 representing accrued interest thereon through the Date of Deposit.
(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."

(3) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for the National Trust and $2.50 per Unit for the New Jersey Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.
(4) Aggregate public offering price (exclusive of interest) computed on 7,000 Units of the National Trust and 2,000 Units of the New Jersey Trust, on the basis set forth in Part B, "Public Offering--Offering Price."
(5) Sales charge of 4.70% computed on 7,000 Units of the National Trust and 2,000 Units of the New Jersey Trust on the basis set forth in Part B, "Public Offering--Offering Price."
(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates and accruals reflected in each Trust's financial statements. The Evaluator determines the price for each underlying bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST
                  NATIONAL TRUST 234--PORTFOLIO OF SECURITIES
                              AS OF APRIL 7, 1999

                                                                     Cost of   Yield on  Annual
                                                     Redemption     Securities Date of  Interest
     Aggregate  Securities Represented    Ratings    Provisions      to Trust  Deposit   Income
     Principal   by Purchase Contracts      (1)          (2)          (3)(4)     (4)    to Trust
     --------- ------------------------   ------- ----------------- ---------- -------- --------
  1. $115,000  Alaska Housing Finance       AA-     6/1/04 @ 102     $116,350   5.200%  $ 6,210
               Corporation, General               SF 12/1/19 @ 100
               Housing Purpose
               Refunding Bonds, 5.40%
               Due 12/1/2023

  2.  225,000  The Industrial               AA+     5/15/08 @ 101     225,927   5.200    11,812
               Development Authority of           SF 5/15/28 @ 100
               the County of Maricopa,
               Arizona, Hospital
               Revenue Bonds, Mayo
               Clinic Hospital, 5.25%
               Due 11/15/2037

  3.  105,000  Navajo County, Arizona,      A-      8/15/03 @ 102     109,073   5.150     6,169
               Pollution Control
               Revenue Refunding Bonds,
               Arizona Public Service
               Company, 5.875% Due
               8/15/2028

  4.  500,000  Colorado Housing Finance     AA+     4/1/09 @ 101      504,135   5.200    26,500
               Authority, Multifamily
               Housing Insured Mortgage
               Bonds, 5.30% Due
               10/1/2041

  5.  500,000  Illinois Educational          A      5/15/08 @ 101     512,505   5.200    27,500
               Facilities Authority               SF 5/15/19 @ 100
               Revenue Bonds,
               Midwestern University,
               ACA Insured, 5.50% Due
               5/15/2028

  6.  500,000  Illinois Development         A-     11/15/09 @ 101     492,685   5.600    27,500
               Finance Authority,                 SF 11/15/25 @ 100
               Hospital Revenue Bonds,
               Adventist Health
               System/Sunbelt Obligated
               Group, 5.50% Due
               11/15/2029

  7.  190,000  Chicago, Illinois, Sales     AAA     1/1/08 @ 102      195,052   5.050    10,212
               Tax Revenue Bonds, FGIC             SF 1/1/18 @ 100
               Insured, 5.375% Due
               1/1/2027

  8.  500,000  Massachusetts Turnpike       AAA     1/1/07 @ 102      491,620   5.100    25,000
               Authority, Metropolitan             SF 1/1/30 @ 100
               Highway System Revenue
               Bonds, MBIA Insured,
               5.00% Due 1/1/2037

  9.  590,000  Massachusetts Water          AAA     8/1/08 @ 100      555,343   5.100    28,025
               Resources Authority,                SF 8/1/28 @ 100
               General Revenue Bonds,
               FSA Insured, 4.75% Due
               8/1/2037


                          TAX EXEMPT SECURITIES TRUST
                  NATIONAL TRUST 234--PORTFOLIO OF SECURITIES
                              AS OF APRIL 7, 1999

                                                                     Cost of   Yield on  Annual
                                                     Redemption     Securities Date of  Interest
     Aggregate  Securities Represented    Ratings    Provisions      to Trust  Deposit   Income
     Principal   by Purchase Contracts      (1)          (2)          (3)(4)     (4)    to Trust
     --------- ------------------------   ------- ----------------- ---------- -------- --------
 10. $330,000  Michigan State Hospital      A1*    10/15/03 @ 102    $291,558   5.400%  $14,850
               Finance Authority,                 SF 10/15/14 @ 100
               Hospital Revenue
               Refunding Bonds, McLaren
               Obligated Group, 4.50%
               Due 10/15/2021

 11.  500,000  North Carolina Medical       AA-     10/1/08 @ 101     467,280   5.200    23,750
               Care Commission,                   SF 10/1/19 @ 100
               Hospital Revenue Bonds,
               FirstHealth of the
               Carolinas Project, 4.75%
               Due 10/1/2026

 12.  500,000  County of Butler, Ohio,      A2*    11/15/08 @ 101     477,685   5.300    25,000
               Hospital Facilities                SF 11/15/19 @ 00
               Revenue Refunding and
               Improvement Bonds,
               Middletown Regional
               Hospital Obligated
               Group, 5.00% Due
               11/15/2028

 13.  300,000  Piedmont, South              AAA     1/1/08 @ 101      285,021   5.100    14,250
               Carolina, Municipal                 SF 1/1/18 @ 100
               Power Agency, Electric
               Revenue Refunding Bonds,
               MBIA Insured, 4.75% Due
               1/1/2025

 14.  395,000  City of Austin, Texas,        A      8/1/08 @ 100      394,605   5.257    20,737
               Higher Education                    SF 8/1/17 @ 100
               Authority, Inc.,
               University Revenue
               Bonds, Saint Edward's
               University Project, ACA
               Insured, 5.25% Due
               8/1/2023

 15.  250,000  The University of            AAA     10/1/08 @ 101     235,188   5.100    11,875
               Vermont and State                  SF 10/1/30 @ 100
               Agricultural College,
               General Obligation
               Bonds, MBIA Insured,
               4.75% Due 10/1/2038

 16.  500,000  Industrial Development       A-      1/1/09 @ 102      506,460   5.250    27,000
               Authority of the County             SF 1/1/24 @ 100
               of Prince William,
               Virginia, Multi-Family
               Housing Revenue Bonds,
               The Melrose Apartment
               Projects, 5.40% Due
               1/1/2029


                          TAX EXEMPT SECURITIES TRUST
                  NATIONAL TRUST 234--PORTFOLIO OF SECURITIES
                              AS OF APRIL 7, 1999

                                                                     Cost of   Yield on  Annual
                                                      Redemption    Securities Date of  Interest
     Aggregate   Securities Represented    Ratings    Provisions     to Trust  Deposit   Income
     Principal    by Purchase Contracts      (1)         (2)          (3)(4)     (4)    to Trust
     ---------  ------------------------   ------- ---------------- ---------- -------- --------
 17. $  200,000 Washington State Housing    Aa3*     7/1/05 @ 102   $  197,010  5.250%  $ 10,300
                Finance Commission,                SF 7/1/19 @ 100
                Nonprofit Housing
                Revenue Bonds,
                Washington Odd Fellows
                Home Project, 5.15% Due
                7/1/2028

 18.    500,000 Wisconsin Health and         A-     2/15/09 @ 101      499,500  5.606     28,000
                Educational Facilities             SF 2/15/22 @ 100
                Authority Revenue Bonds,
                Aurora Health Care,
                Inc., 5.60% Due
                2/15/2029
 19.    300,000 Washington Convention        AAA    10/1/08 @ 100      284,073  5.100     14,250
                Center Authority,                  SF 10/1/22 @ 100
                Washington, D.C., Senior
                Lien Dedicated Tax
                Revenue Bonds, AMBAC
                Insured, 4.75% Due
                10/1/2028
     ----------                                                     ----------          --------
     $7,000,000                                                     $6,841,070          $358,940
     ==========                                                     ==========          ========



  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST
                 NEW JERSEY TRUST 137--PORTFOLIO OF SECURITIES
                              AS OF APRIL 7, 1999

                                                                     Cost of   Yield on  Annual
                                                      Redemption    Securities Date of  Interest
     Aggregate   Securities Represented    Ratings    Provisions     to Trust  Deposit   Income
     Principal    by Purchase Contracts      (1)         (2)          (3)(4)     (4)    to Trust
     ---------  ------------------------   ------- ---------------- ---------- -------- --------
  1. $  250,000 New Jersey Economic           A      7/1/08 @ 102   $  256,298  5.200%  $13,750
                Development Authority,             SF 7/1/09 @ 100
                First Mortgage Revenue
                Bonds, Cadbury
                Corporation Project, ACA
                Insured, 5.50% Due
                7/1/2018

  2.    350,000 New Jersey Health Care       AAA     7/1/08 @ 101      325,777  4.950    15,750
                Facilities Financing               SF 7/1/19 @ 100
                Authority Revenue Bonds,
                Centrastate Medical
                Center Obligated Group,
                AMBAC Insured, 4.50% Due
                7/1/2028

  3.    280,000 New Jersey Health Care       AAA     7/1/07 @ 102      286,658  4.950    14,700
                Facilities Financing               SF 7/1/12 @ 100
                Authority Revenue and
                Refunding Bonds, Holy
                Name Hospital Issue,
                AMBAC Insured, 5.25% Due
                7/1/2020

  4.    330,000 County of Middlesex, New     AAA    6/15/07 @ 101      324,908  4.950    16,005
                Jersey, Certificates of            SF 6/15/24 @ 100
                Participation, MBIA
                Insured, 4.85% Due
                6/15/2028

  5.    250,000 Newark, New Jersey,         Aaa*     7/1/03 @ 102      249,750  5.132    12,812
                Housing Finance                    SF 7/1/18 @ 100
                Corporation Mortgage
                Revenue Refunding Bonds,
                Section 8 Assisted Avon
                Hills, MBIA Insured,
                5.125% Due 1/1/2024

  6.    250,000 The Port Authority of        AAA    11/1/05 @ 101      222,147  5.000    10,625
                New York and New Jersey,           SF 10/1/19 @ 100
                Consolidated Bonds, FGIC
                Insured, 4.25% Due
                10/1/2026

  7.    290,000 Puerto Rico Highway and       A      7/1/08 @ 101      287,512  5.050    14,500
                Transportation                     SF 7/1/29 @ 100
                Authority,
                Transportation Revenue
                Bonds, 5.00% Due
                7/1/2038

     ----------                                                     ----------          -------
     $2,000,000                                                     $1,953,050          $98,142
     ==========                                                     ==========          =======

  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1) For a description of the meaning of the applicable rating symbols as published by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc., Moody's Investors Service(*) and Fitch Investor Services, Inc.(**), see Part B, "Bond Ratings."

(2) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. "SF" indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, "Tax Exempt Securities Trust--Portfolio."

(3) Contracts to purchase Bonds were entered into during the period January 5, 1999, through April 7, 1999, with the settlement date on April 13, 1999, except for 1 delayed settlement Bond in the National Trust, with final settlement on April 28, 1999. The Profit to the Sponsor on Deposit totals $71,671 for the National Trust and $19,061 for the New Jersey Trust.

(4) Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, "Public Offering--Offering Price" and "Rights of Unit Holders-- Redemption of Units.") Yield of Bonds was computed on the basis of offering prices on the date of deposit. On April 7, 1999, the aggregate bid price of the Bonds were $6,771,070 for the National Trust and $1,933,050 for the New Jersey Trust.

PROSPECTUS--Part B:
--------------------------------------------------------------------------------

 Note that Part B of this Prospectus may not be distributed unless accompanied by Part A.
--------------------------------------------------------------------------------
TAX EXEMPT SECURITIES TRUST

The Trusts

  For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts. A unit investment trust provides many of the same benefits as individual bond purchases. However, while receiving many of the benefits, the holder of Units (the "Holder") avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. Each Trust is also created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the "Trust Agreement"), of Salomon Smith Barney Inc., as Sponsor, The Chase Manhattan Bank, as Trustee, and Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a "State Trust") and each National Trust is referred to herein as the "Trust" and together they are referred to as "Trusts." On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Bonds") and/or Units of preceding Series of Tax Exempt Securities Trust (the "Deposited Units"). The Bonds and Deposited Units (if any) are referred to herein collectively as the "Securities." After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor registered certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust. These Units are now being offered hereby. References to multiple Trusts herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

Objectives

  The objectives of a Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is no guarantee that a Trust's objectives will be achieved.

Portfolio

  The Sponsor's investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust:

  . whether the interest on the Bonds selected would be exempt from Federal and/or state income taxes imposed on the Holders;

  . whether the Bonds were rated "A" or better by a major bond rating agency;

  . the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

  . the diversity of the types of Bonds; and

  . the cost of the Bonds relative to what the Sponsor believes is their value.

The Units

  Each Unit in a Trust represents a fractional undivided interest in the principal and net income of such Trust. If any Units are redeemed after the date of this Prospectus, the principal amount of Bonds in the Trust will be reduced by an amount allocable to redeemed Units. Also, the fractional undivided interest in the Trust represented by each unredeemed

Unit will be increased. Units will remain outstanding until redeemed or until the termination of the Trust.

RISK FACTORS

  An investment in Units is subject to the following risks.

Failure of Issuers to Pay Interest and/or Principal

  The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust's Units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

"When Issued" and "Delayed Delivery" Bonds

  Certain Bonds in a Trust may have been purchased by the Sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. The effect of a Trust containing "delayed delivery" or "when issued" Bonds is that Holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" Bonds during the time between their purchase of Units and delivery of such Bonds. Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Holders may receive after the first year. To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the "Summary of Essential Information" in Part A.

Redemption or Sale Prior to Maturity

  Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that a Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount

  The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond held to maturity will have a larger portion of its total return in the form of taxable ordinary income and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. Under the provisions of the Internal Revenue Code in effect on the date of this Prospectus, any income attributable to market discount will be taxable but will not be realized until maturity, redemption or sale of the Bonds or Units. However, the Administration's 1999 Budget proposals would require accrual basis taxpayers to accrue market discount income with respect to obligations acquired after the date that the proposal is enacted.

Failure of a Contract to Purchase Bonds

  In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement to instruct the Trustee to acquire other securities (the "Replacement Bonds") for inclusion in the Portfolio of the affected Trust. However, in order for the Trustee to acquire any Replacement Bonds, they must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must:

  . be a tax-exempt bond;

  . have a fixed maturity or disposition date comparable to the Bond it replaces;

  . be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces;

  . be purchased within twenty days after delivery of notice of the failed contracts; and

  . be rated in a category of A or better by a major rating organization.

  Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Holders of such Trust of the acquisition of the Replacement Bond.

  In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Holders not later than the second monthly Distribution Date. Moreover, the failed contract may reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return of the affected Trust.

Risks Inherent in an Investment in Different Types of Bonds

  The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

  General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors. Some such factors are the entity's tax base, the extent to which the entity relies on Federal or state aid, and other factors which are beyond the entity's control.

  Industrial Development Revenue Bonds ("IDRs"). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

  Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

  Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and reduce the amount of income that would otherwise have been paid to Holders.

  Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

  Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of Federal and state financial assistance and of municipal bond insurance for future bond issues.

  University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors, of which an investor should be aware, are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payments on its own.

  Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

  Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

  Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

  Moral Obligation Bonds. The Trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

  Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

  Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

  Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax. Examples of such special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

  Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

  Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include Federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

  Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

  Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

  Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico. Such bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During fiscal year 1998, approximately 90% of Puerto Rico's exports were to the United States mainland, which was also the source of 61% of Puerto Rico's imports. In fiscal 1998, Puerto Rico experienced a $8.5 billion positive adjusted merchandise trade balance. The dominant sectors of the Puerto Rico economy are manufacturing and services. Gross product in fiscal 1993 was $25.1 billion ($24.5 billion in 1992 prices) and gross product in fiscal 1997 was $32.1 billion ($27.7 billion in 1992 prices). This represents an increase in gross product of 27.7% from fiscal 1993 to 1997 (13.0% in 1992 prices). According to the Labor Department's Household Employment Survey, during fiscal 1998, total employment increased 0.8% over fiscal 1997. The preliminary figures of gross product for fiscal 1998, released in November 1998, was $34.7 billion ($28.5 billion in 1992 prices). This represents an increase of 8.1% (3.1% in 1992 prices) over fiscal 1997. This preliminary growth rate is 0.1% above the original base line forecast for fiscal 1998. The Planning Board's gross product forecast for fiscal 1999, made in February 1998, projected an increase of 2.7% over fiscal 1998. According to the Labor Department's Household Employment Survey, during the first five months of fiscal 1999, total employment decreased 1.2% over the same period for fiscal 1998. Total monthly employment averaged 1,124,800 during the first five months of fiscal 1999, compared to 1,138,400 over the same period in fiscal 1998. The seasonally adjusted unemployment rate for November 1998 was 13.3%.

Year 2000 Issue

  The Trusts, like other businesses and entities, could be adversely affected if the computer systems used by the Sponsor and Trustee or other service providers to a Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to their computer systems. The Sponsor and Trustee are also seeking to obtain reasonable assurances that comparable steps are being taken by the Trusts' other service providers. However, there can be no assurance that the Year 2000 Problem will be properly or timely resolved so to avoid any adverse impact to each Trust. The Year 2000 Problem may also adversely affect the issuers of the Bonds contained in the Trust to varying degrees based upon various factors. The Sponsor is unable to predict what affect, if any, the Year 2000 Problem will have on such issuers.

Insurance

  Certain Bonds (the "Insured Bonds") may be insured or guaranteed by American Capital Access Corporation ("ACA"), Asset Guaranty Insurance Co. ("AGI"), Ambac Assurance Corporation ("AMBAC"), Asset Guaranty Reinsurance Company ("Asset Guaranty"), Capital Markets Assurance Corp. ("CAPMAC"), Connie Lee

Insurance Company ("Connie Lee"), Financial Guaranty Insurance Company "Financial Guaranty"), Financial Security Assurance Inc. ("FSA"), or MBIA Insurance Corporation ("MBIA") (collectively, the "Insurance Companies"). The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor's or another acceptable national rating service. Standard & Poor's has assigned an A claims-paying ability to ACA and an AA claims-paying ability to AGI. The ratings are subject to change at any time at the discretion of the rating agencies.

  The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non-cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

Litigation and Legislation

  To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption

  In the opinion of bond counsel delivered on the dates the Bonds were issued, the interest on the Bonds is excludable from gross income for regular Federal income tax purposes under the law in effect at that time (except in certain circumstances depending on the identity of the Holder). However, the interest may be subject to state and local taxes. Neither the Sponsor nor Battle Fowler LLP have made or will make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

  In the case of certain of the Bonds, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular Federal income taxes, although interest on such Bonds received by others would be exempt. Treasury Regulations provide that the term substantial user include only a person whose gross revenue derived with respect to the facilities financed by the issuance of bonds is more than 5% of the total revenue derived by all users of such facilities, or who occupies more than 5% of the usable area of such facilities or for whom such facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

  Interest on some or all of the Bonds may become subject to regular Federal income tax, perhaps retroactively to their date of issuance, as a result of changes in Federal law or as a result of the failure of issuers (or other users of the proceeds of the Bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting the Holders to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

  From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. Holders are urged to consult their own tax advisers.

  The Internal Revenue Service is expanding its examination program with respect to tax-exempt bonds. The expanded examination program will consist of, among other measures, increased enforcement against abusive transactions, broader audit coverage and more comprehensive information reporting on the tax-exempt bond information returns. These developments could affect the Bonds.

TAXES

  The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by Holders subject to special tax rules, such as securities dealers, financial institutions or insurance companies.

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

    The Trusts are not associations taxable as corporations for Federal income tax purposes, and income received by the Trusts will be treated as the income of the Holders in the manner set forth below.

    Each Holder of Units of a Trust will be considered the owner of a pro rata portion of each Bond in the Trust under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the "Code"). The total cost to a Holder of its Units, including sales charges, is allocated to its pro rata portion of each Bond, in proportion to the fair market values thereof on the date the Holder purchases its Units, in order to determine its tax cost for its pro rata portion of each Bond. The face amount of a Holder's pro rata portion of each Bond on the Date of Deposit, can be determined by referring to "Aggregate Principal" under "Portfolio of Securities".

    Each Holder of Units of a Trust will be considered to have received the interest on its pro rata portion of each Bond when interest on the Bond is received by the Trust. In the opinion of bond counsel (delivered on the date of issuance of each Bond), such interest will be excludable from gross income for regular Federal income tax purposes (except in certain limited circumstances referred to below). Amounts received by a Trust pursuant to a bank letter of credit, guarantee or insurance policy with respect to payments of principal, premium or interest on a Bond in the Trust will be treated for Federal income tax purposes in the same manner as if such amounts were paid by the issuer of the Bond.

    The Trusts may contain Bonds that were originally issued at a discount. In general, original issue discount is defined as the difference between the price at which a debt obligation was issued and its stated redemption price at maturity. Original issue discount on a tax-exempt obligation issued after September 3, 1982, is deemed to accrue as tax-exempt interest over the life of the obligation under a formula based on the compounding of interest.

  Original issue discount on a tax-exempt obligation issued before July 2, 1982 is deemed to accrue as tax-exempt interest ratably over the life of the obligation. Original issue discount on any tax-exempt obligation issued during the period beginning July 2, 1982 and ending September 3, 1982 is also deemed to accrue as tax-exempt interest over the life of the obligation, although it is not clear whether such accrual is ratable or is determined under a formula based on the compounding of interest. A Holder's adjusted tax basis for its pro rata portion of a Bond issued with original issue discount will include original issue discount accrued during the period the Holder held its Units.

    If a Holder's tax basis for its pro rata portion of a Bond exceeds the redemption price of the Bond at maturity (subject to certain adjustments), the Holder will be considered to have purchased its pro rata portion of the Bond with amortizable bond premium. A purchase at a premium can occur even if the Bond was issued with original issue discount. The Holder is required to amortize such bond premium over the term of the Bond. The increases to the Holder's tax basis in its pro rata portion of the Bond resulting from the accrual of original issue discount, however, will be reduced by the amortization of any such acquisition premium. However, this amortization is only a reduction of basis for its pro rata portion of the Bond and does not result in any deduction against the Holder's income. Therefore, under some circumstances, a Holder may recognize taxable gain when its pro rata portion of a Bond is disposed of for an amount equal to or less than its original tax basis therefor.

    A Holder will recognize taxable gain or loss when all or part of its pro rata portion of a Bond in its Trust is disposed of by the Trust for an amount different than its adjusted tax basis or when it sells or redeems all or some of its Units. The gain or loss will be capital gain or loss (assuming that the Units are held as capital assets), except that any gain from the disposition of a Holder's pro rata portion of a Bond acquired by the Holder at a market discount (i.e., where the Holder's original basis for its pro rata portion of the Bond (plus any original issue discount that will accrue thereon until its maturity) is less than its stated redemption price at maturity) would be treated as ordinary income to the extent the gain does not exceed the accrued market discount. Capital gains are generally taxed at the same rate as ordinary income. However, the excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations.

    Under Section 265 of the Code, noncorporate Holders are not entitled to a deduction for their pro rata share of fees and expenses of a Trust because the fees and expenses are incurred in connection with the production of tax-exempt income. If borrowed funds are used by a Holder to purchase or carry Units of any Trust, interest on such indebtedness will not be deductible for Federal income tax purposes. In addition, under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules may be applicable for state tax purposes.

  Interest on certain tax-exempt bonds issued after August 7, 1986 will be a preference item for purposes of the alternative minimum tax ("AMT"). The Sponsor believes that interest (including any original issue discount) on the Bonds should not be subject to the AMT for individuals or corporations under this rule. A corporate Holder should be aware, however, that the accrual or receipt of tax-exempt interest not subject to the AMT may give rise to an alternative minimum tax liability (or increase an existing liability) because the interest income will be included in the corporation's adjusted current earnings for purposes of the adjustment to alternative minimum taxable income required by Section 56(g) of the Code.

  Interest on the Bonds must be taken into consideration in computing the portion, if any, of social security benefits that will be included in an individual's gross income and subject to Federal income tax. The foregoing discussion relates only to Federal and certain aspects of New York State and City income taxes. Depending on their state of residence, Holders may be subject to state and local taxation.

  Holders are urged to consult their own tax advisers concerning an investment in Units.

  From time to time proposals are introduced in Congress and state legislatures which, if enacted into law, could have an adverse impact on the tax-exempt status of the Bonds. It is impossible to predict whether any legislation in respect of the tax status of interest on such obligations may be proposed and eventually enacted at the Federal or state level.

  After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

Initial Expenses

  Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust including the cost of the initial preparation of documents relating to a Trust, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

Fees

  The Trustee's, Evaluator's and Sponsor's fees are set forth under the Summary of Essential Information. The Trustee receives for its services as Trustee payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee is based on the principal amount of Bonds contained in the Trust during the preceding month. The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

  The Evaluator's fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in a Trust as set forth under Summary of Essential Information.

  The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust. However, at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Tax Exempt Securities Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

  The fees of the Trustee, Evaluator and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

Other Charges

  The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Unit holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust.

  To the extent lawful, the Trust will also pay expenses associated with updating the Trusts' registration statements and maintaining registration or qualification of the Units and/or a Trust under Federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor. Any payments received by the Sponsor reimbursing it for payments made to update Trusts' registration statements will not exceed the costs incurred by the Sponsors.

  The Trusts shall further incur expenses associated with all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses. All direct distribution expenses of the Trusts (including the costs of maintaining the secondary market for the Trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature, will be paid at no cost to the Trusts.

PUBLIC OFFERING

Offering Price

  During the initial public offering period, the Public Offering Price of the Units is determined by adding to the Evaluator's determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator's determination of the aggregate bid price of the Bonds per Unit a sales charge equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the Bonds per Unit). A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

  During the initial public offering period, the sales charge and dealer concession for the Trusts will be reduced as follows:

                           Percent of                 Percent of
                             Public                   Net Amount                 Dealer
Units Purchased+         Offering Price                Invested                Concession
----------------         --------------               ----------               ----------
      1-99                   4.70%                      4.932%                   $33.00
    100-249                  4.25%                      4.439%                   $32.00
    250-499                  4.00%                      4.167%                   $30.00
    500-999                  3.50%                      3.627%                   $25.00
1,000 or more                3.00%                      3.093%                   $20.00

------------
+ The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc. Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

  The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds per Unit plus a sales charge of .50%. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period such purchases may be made at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds per Unit plus a sales charge of .50%. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset OneSM Program and in the Reinvestment Program of any series of the Trust may purchase Units at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.

Method of Evaluation

  During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the Summary of Essential Information. Following the initial public offering period, the aggregate bid price of the Bonds will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the Summary of Essential Information. The term "business day," as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount of the Bonds. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Summary of Essential Information.

Distribution of Units

  During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

  It is the Sponsor's intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale only in the State for which the Trust is named, except that Units of a New York Trust will also be offered for sale to residents of the State of Connecticut, the State of Florida and the Commonwealth of Puerto Rico. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under "Public Offering--Offering Price." The Sponsor reserves the right to change the amount of the concession to dealers from time to time. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

  Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Holder or become entitled to exercise the rights of a Holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Holder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

Market for Units

  While the Sponsor is not obligated to do so, its intention is to maintain a market for the Units of a Trust and continuously to offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Holder desiring to dispose of its Units may be able to do so by tendering such Units to the Trustee for redemption at the Redemption Price.

Exchange Option

  Holders may exchange their Units of this series for units of any series of Tax Exempt Securities Trust (the "Exchange Trust") available for sale in the state in which the Holder resides. Such exchange will be at a Public Offering Price for the units of the Exchange Trust to be acquired based on a fixed sales charge of $25 per unit. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Holders. Therefore, there is no assurance that the Exchange Option will be available to a Holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole units.

  An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust will generally constitute a taxable event under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this

Trust for units of any other series of the Tax Exempt Securities Trust, which are grantor trusts for U.S. Federal income tax purposes, will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

  Units of the Exchange Trust will be sold under the Exchange Option at the bid prices (for trusts being offered in the secondary market) and offer prices (for trusts being offered in the primary market) of the underlying securities in the particular portfolio involved per unit plus a fixed charge of $25 per unit. Sales to dealers will be made at prices which represent a concession. The amount of the concession will be established at the time of sale by the Sponsor. As an example, assume that a Holder, who has three units of a trust with a current price of $1,020 per unit based on the bid prices of the underlying securities, desires to exchange his Units for units of a series of an Exchange Trust with a current price of $880 per unit based on the bid prices of the underlying securities. In this example, the proceeds from the Unit holder's units will aggregate $3,060. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Holder would be able to acquire three units in the Exchange Trust for a total cost of $2,715 ($2,640 for the units and $75 for the sales charge) and would also receive $345 for the fractional Unit.

Reinvestment Programs

  Distributions of interest and/or principal are made to Holders monthly. The Holder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Holder. Since the Sponsor has arranged for different reinvestment alternatives Holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Holder. The Holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Holder and may be terminated at any time by the Holder. The program may also be modified or terminated by the Trustee or the program's Sponsor.

Sponsor's and Underwriters' Profits

  The Underwriters receive a commission based on the sales charge of a particular Trust as adjusted pursuant to the agreement among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter's commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses in the amount of any difference between the cost of the Bonds to a Trust and the purchase price of such Bonds to the Sponsor. Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor's businesses to the extent permitted by applicable regulations.

  In maintaining a market for the Units the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units.

RIGHTS OF HOLDERS

Certificates

  Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

  Certificates may be issued in denominations of one Unit or any multiple thereof. A Holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal

  Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Holders of record in such Trust as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Holders on previous Distribution Dates.

  The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders' pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the "Monthly Income Distribution") plus such Holders' pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Summary of Essential Information for a Trust. The Monthly Income Distribution will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

  Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more Monthly Interest Distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining

Holder will be subject to a greater pro rata reduction in his Monthly Interest Distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Holders and are available for use by The Chase Manhattan Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at any point in time be greater than the amount of interest distributed to Holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Holder sells all or a portion of his Units a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.

  As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw from the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

  The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor's purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

Reports and Records

  The Trustee shall furnish Holders in connection with each distribution a statement of the amount of interest and the amount of other receipts which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record, a statement (1) as to the Interest Account: interest received, deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account. The accounts of a Trust shall be audited not less frequently than annually by independent auditors designated by the Sponsor, and the report of such auditors shall be furnished by the Trustee to Holders upon request.

  The Trustee shall keep available for inspection by Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

Redemption of Units

  Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 New York Plaza, New York, New York 10004, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

  Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  Within seven calendar days following such tender, the Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading.

  Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold the size and diversity of a Trust will be reduced.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Computation of Redemption Price per Unit

  The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.

Purchase by the Sponsor of Units Tendered for Redemption

  The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee. Such a purchase by the Sponsor will be at the price so bid by making payment to the Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee.

  The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. Any profit resulting from the resale of such Units will belong to the Sponsor. The Sponsor likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units.

SPONSOR

  Salomon Smith Barney Inc. ("Salomon Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998, Salomon Brothers Inc. merged with and into Smith Barney Inc. ("Smith Barney") with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc. Salomon Smith Barney or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as sponsor of most Series of Defined Assets Funds.

Limitations on Liability

  The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Holders for taking any action or refraining from any action in good faith or for errors in judgment. The Sponsor shall also not be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

  Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds. Such events include: default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Holders. The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

  It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan. However, the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

  Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds the Trustee is required to give notice thereof to each Holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

Resignation

  If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

  The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

  The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.

Resignation

  By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

  The Evaluator is Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.

Limitations on Liability

  The Trustee, Sponsor and Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

  The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.

Resignation

  The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee. Should such removal occur, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

Amendment

  The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Holders. However, the Trust Agreement may not be amended to increase the number of Units issuable or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust. In the event of any amendment, the Trustee is obligated to notify promptly all Holders of the substance of such amendment.

Termination

  The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under "Summary of Essential Information." In the event of termination, written notice thereof will be sent by the Trustee to all Holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust. Then after paying all expenses and charges incurred by such Trust, the Trustee will distribute to each Holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

MISCELLANEOUS

Legal Opinion

  The legality of the Units has been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Auditors

  The statements of financial condition and the portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Performance Information

  Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

BOND RATINGS+

  All ratings shown under Part A, "Portfolio of Securities", except those identified otherwise, are by Standard & Poor's.

Standard & Poor's

  A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

  The ratings are based, in varying degrees, on the following considerations:

    I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;
------------
+ As described by the rating agencies.

    II. Nature of and provisions of the obligation; and

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

  AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

  AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

  A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

  BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

  Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  Provisional Ratings: The letter "p" following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

  Conditional rating(s), indicated by "Con" are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

Moody's

  A brief description of the applicable Moody's rating symbols and their meanings is as follows:

  Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

  Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

  A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

  Baa--Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

  Rating symbols may include numerical modifiers "1," "2," or "3." The numerical modifier "1" indicates that the security ranks at the high end, "2" in the mid-range, and "3" nearer the low end of the generic category. These modifiers of rating symbols "Aa," "A" and "Baa" are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Fitch

  AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

  AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

  A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

  BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

Duff & Phelps

  AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

  AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

  A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

  This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after Federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective Federal income tax rates and tax brackets for the 1999 taxable year. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax.

1999 Tax Year
-------------------------------------------------------------------------------

   Taxable Income Bracket                            Tax Exempt Yield
                               Federal Effective
                                 Tax    Federal
Joint Return   Single Return   Bracket Tax Rate  4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
                                             Taxable Equivalent Yield
------------------------------------------------------------------------------------------
$      0-
  43,050      $      0- 25,750  15.00%   15.00%  4.71%  5.29%  5.88%  6.47%   7.06%  7.65%
$ 43,051-
 104,050      $ 25,751- 62,450  28.00%   28.00%  5.56   6.25   6.94   7.64    8.33   9.03
$104,051-
 126,600      $ 62,451-126,600  31.00%   31.00%  5.80   6.52   7.25   7.97    8.70   9.42
$126,601-
 158,550      $126,601-130,250  31.00%   31.93%  5.88   6.61   7.35   8.08    8.81   9.55
$158,551-
 283,150      $130,251-283,150  36.00%   37.08%  6.36   7.15   7.95   8.74    9.54  10.33
Over
 $283,150     Over $283,150     39.60%   40.79%  6.76   7.60   8.44   9.29   10.13  10.98
------------------------------------------------------------------------------------------

Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the Federal tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS--Part C:
--------------------------------------------------------------------------------

  Note: Part C of this Prospectus may not be distributed unless accompanied by
                                 Parts A and B.
--------------------------------------------------------------------------------
TAX EXEMPT SECURITIES TRUST--THE STATE TRUSTS

  Potential purchasers of the Units of a State Trust should consider the fact that the Trust's Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

New Jersey Trust

  Risk Factors--Prospective investors should consider the recent financial difficulties and pressures which the State of New Jersey (the "State") and certain of its public authorities have undergone.

  The State's 2000 Fiscal Year budget will become law on June 30, 1999.

  Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6 percent during the first quarter of 1989 to a recessionary peak of 8.4% during 1992. Since then, the unemployment rate fell to an average of 6.2% in 1996 and 5.5% for the six month period from January 1997 through June 1997.

  For the recovery period as a whole, May 1992 to June 1997, service-producing employment in New Jersey has expanded by 283,500 jobs. Hiring has been reported by food stores, wholesale distributors, trucking and warehousing firms, security and commodity brokers, business and engineering/management service firms, hotels/hotel-casinos, social service agencies and health care providers other than hospitals. Employment growth was particularly strong in business services and its personnel supply component with increases of 17,300 and 7,500, respectively, in the 12-month period ending June 1997. After economic growth of 5.5% in the first quarter of 1998, inflation adjusted gross domestic product slowed to 1.4% in the second quarter.

  Unemployment in the State through June 1997 has been receding. According to the U.S. Bureau of Labor Statistics, the jobless rate dropped from 6.8% in 1994 to 6.4% in 1995 and to 6.2% in 1996. Subsequently, it has dropped to 5.5% for the first six months of 1997.

  The insured unemployment rate, i.e., the number of individuals claiming benefits as a percentage of the number of workers covered by unemployment insurance, declined from 3.9% during calendar years 1991 and 1992 to 3.3% during 1993 and then averaged 3.2% throughout 1994, 1995 and 1996. As of July 1, 1997, the State's unemployment insurance trust fund balance stood at $2.2 billion.

  Economic recovery is likely to be slow and uneven in New Jersey. Some sectors, like commercial and industrial construction, will undoubtedly lag because of continued excess capacity. Also, employers in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained. Other firms will continue to merge or downsize to increase profitability. As a result, job gains will probably come grudgingly and unemployment will recede at a correspondingly slow pace.

  Pursuant to the State Constitution, no money may be drawn from the State Treasury except for appropriations made by law. In addition, all monies for the support of State purposes must be provided for in one general appropriation law covering one and the same fiscal year.

  In addition to the Constitutional provisions, the New Jersey statutes contain provisions concerning the budget and appropriation system. Under these provisions, each unit of the State requests an appropriation from the Director of the Division of Budget and Accounting, who reviews the budget requests and forwards them with his recommendations to the Governor. The Governor then transmits his recommended expenditures and sources of anticipated revenue to the legislature, which reviews the Governor's Budget Message and submits an appropriations bill to the Governor for his signature by July 1 of each year. At the time of signing the bill, the Governor may revise appropriations or anticipated revenues. That action can be reversed by a two-thirds vote of each House. No supplemental appropriation may be enacted after adoption of the act, except where there are sufficient revenues on hand or anticipated, as certified by the Governor, to meet the appropriation. Finally, the Governor may, during the course of the year, prevent the expenditure of various appropriations when revenues are below those anticipated or when he determines that such expenditure is not in the best interest of the State.

  One of the major reasons for cautious optimism is found in the construction industry. Total construction contracts awarded in New Jersey have turned around, rising by 41.0% when comparing the first five months of 1996 and 1997. Residential construction awards increased by 17.1% in the first five months of 1997 compared with 1994. In addition, non-residential building construction awards have turned around, posting a 2.3% gain from 1994. Non-building construction awards increased approximately 12% in the first two months of 1995 compared with the same period in 1994.

  Total new vehicle registrations (new passenger cars and light trucks and vans) rose in 1994 by 5.8%, declined by 4.4% in 1995, then rose 2.6% in 1996. Through May 1997 however, total new vehicle registrations rose by 2.8% compared to the same time period in 1996.

  Looking further ahead, prospects for New Jersey are favorable. While growth is likely to be slower than in the nation, the locational advantages that have served New Jersey well for many years will still be there. Structural changes that have been going on for years can be expected to continue, with job creation concentrated most heavily in the service industries.

  State Aid to Local Governments is the largest portion of Fiscal Year 2000 recommendations. In fiscal year 2000, $7,620.9 million of the State's recommendations consist of funds which are distributed to municipalities, counties and school districts. The largest recommended State Aid appropriation, in the amount of $6,030.3 million, is provided for local elementary and secondary education programs. Of this amount $2,845.1 is for core curriculum standards, $312.6 million is for early childhood aid, $293.2 million is Abbott
v. Burke Parity Remedy aid, $265.3 million is for pupil transportation aid and $682.1 million is for special education. Also, $80.5 million provides nonpublic school aid and $127.7 million pays debt service on school bonds. There is a state aid recommended appropriation in the amount of $50.0 million for facilities improvements, to be funded from a portion of the cigarette tax increase. Other significant amounts are $136.1 million for supplemental core curriculum standards aid and $190.4 million for demonstrably effective program aid. In addition, $700.5 million is recommended on behalf of school districts as the employers share of the social security and teachers' pensions and benefits programs.

  As a result of the decision on May 21, 1998 of the New Jersey Supreme Court in Abbott v. Burke the State may be required to undertake certain additional instructional and support programs for children in the "Abbott" school districts. However, the State believes that the decision will not have a significant impact of the Fiscal Year 1999 Appropriations Act to be enacted.

  Recommended appropriations to the State Department of Community Affairs ("DCA") total $859.9 million in State Aid monies for Fiscal Year 2000. The Consolidated Municipal Property Tax Relief Act is recommended in the amount of $767.9 million. In addition there is $16.7 million for housing programs, $33.0 million for block grant programs, $20 million for discretionary aid and $12.0 million as special assistance to the City of Camden and $10.0 million for the Regional Efficiency Development Incentive Grant Program. Recommended appropriations to the State Department of the Treasury total $257.9 million in State Aid monies for Fiscal Year 2000. The principal programs funded by these recommended appropriations are aid to county colleges ($174.3 million); the cost of senior citizens, disabled and veterans property tax deductions and exemptions ($34 million); and the State contributions to the Consolidated Police and Firemen's Pension Fund ($11.3 million).

  Other recommended appropriations of State Aid in Fiscal 2000 include welfare programs ($303.2 million); aid to county mental hospitals ($80.3 million); $19.5 million for early childhood intervention health programs; and $14.1 million for Library Services.

  The second largest portion of recommended appropriations in Fiscal Year 2000 is for grants-in-aid. These represent payments to individuals or public or private agencies for benefits to which a recipient is entitled to by law, or for provision of services on behalf of the State. The amount recommended in Fiscal Year 2000 for grants-in-aid is $5,391.0 million.

  $2,190.5 million is recommended for programs administered by the State Department of Human Services. Of that amount, $1,384.3 million is for medical services provided under the Medicaid program, $241.8 million is for community programs for the developmentally disabled, $207.0 million is for community programs for the mentally ill; $203.1 million is for grant programs administered by the Division of Youth and Family Services, and $146.5 million is for welfare reform and homeless services.

  The State Department of Health and Senior Services is recommended $1,103.7 million. Of that amount, $612.5 million is for medical services provided under the Medicaid program, $232.5 million is for pharmaceutical assistance to the aged and disabled, $99.7 million is for hospital charity care and KidCare, $70.8 million is for the Lifeline Program; $36.3 million is for addiction and AIDS Services, and $10.3 million is for the proposed Elder Care Program.

  $98.0 million is recommended for the State Department of Law and Public Safety and the Department of Corrections.

  $204.1 million is recommended for the State Department of Transportation for the various programs it administers, such as the maintenance and improvement of the State highway system and subsidies for railroads and bus companies.

  $188.1 million is recommended for the State Department of Environmental Protection for the protection of air, land, water, forest, wildlife, and shellfish resources and for the provision of outdoor recreational facilities.

  $54.9 million is recommended to the Department of Labor for the administration of programs for workers compensation, unemployment and temporary disability insurance, manpower development and health safety inspection.

  The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments required to pay the debt fully. No general obligation debt can be issued by the State without prior voter approval, except that no voter approval is required for any law authorizing the creation of a debt for the purpose of refinancing all or a portion of outstanding debt of the State, so long as such law requires that the refinancing provide a debt service savings.

New Jersey Taxes--

  In the opinion of Messrs. Shanley & Fisher, P.C., special New Jersey counsel on New Jersey tax matters, under existing law:

    The proposed activities of the New Jersey Trust will not cause it to be subject to the New Jersey Corporation Business Tax Act.

    The income of the New Jersey Trust will be treated as the income of individuals, estates and trusts who are the Holders of Units of the New Jersey Trust for purposes of the New Jersey Gross Income Tax Act, and interest which is exempt from tax under the New Jersey Gross Income Tax Act when received by the New Jersey Trust will retain its status as tax-exempt in the hands of such Unit Holders. Gains arising from the sale or redemption by a Holder of his Units or from the sale, exchange, redemption, or payment at maturity of a Bond by the New Jersey Trust are exempt from taxation under the New Jersey Gross Income Tax Act (P.L. 1976 c. 47), as enacted and construed on the date hereof, to the extent such gains are attributable to Bonds, the interest on which is exempt from tax under the New Jersey Gross Income Tax Act. Any loss realized on such disposition may not be utilized to offset gains realized by such Unit Holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax Act.

    Units of the New Jersey Trust may be subject, in the estates of New Jersey residents, to taxation under the Transfer Inheritance Tax Law of the State of New Jersey.

TAX FREE VS. TAXABLE INCOME

  The following table shows the approximate yields which taxable securities must earn in various income brackets to equal tax exempt yields under combined Federal and state individual income tax rates. This table reflects projected Federal income tax rates and tax brackets for the 1999 taxable year and state income tax rates that were available on the date of the Prospectus. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and Federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the Federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of New Jersey and filing a Joint Return with $53,000 in taxable income for the 1999 tax year would need a taxable investment yielding 8.54% in order to equal a tax-free return of 6.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax and state income tax.

                              STATE OF NEW JERSEY
1999 Tax Year

                    Approx. Combined          TAX EXEMPT YIELD
Taxable             Federal & State  4.00% 4.50%  5.00%  5.50%  6.00%  6.50%
Income Bracket          Tax Rate
                                          TAXABLE EQUIVALENT YIELD
                                                JOINT RETURN
$      0 -  20,000       16.19%      4.77% 5.37%  5.97%  6.56%   7.16%  7.76%
$ 20,001 -  43,050       16.49%      4.79% 5.39%  5.99%  6.59%   7.18%  7.78%
$ 43,051 -  50,000       29.26%      5.65% 6.36%  7.07%  7.77%   8.48%  9.19%
$ 50,001 -  70,000       29.76%      5.70% 6.41%  7.12%  7.83%   8.54%  9.25%
$ 70,001 -  80,000       30.52%      5.76% 6.48%  7.20%  7.92%   8.64%  9.36%
$ 80,001 - 104,050       31.98%      5.88% 6.62%  7.35%  8.09%   8.82%  9.56%
$104,051 - 126,600       34.82%      6.14% 6.90%  7.67%  8.44%   9.20%  9.97%
$126,601 - 150,000       35.69%      6.22% 7.00%  7.78%  8.55%   9.33% 10.11%
$150,001 - 158,550       36.27%      6.28% 7.06%  7.85%  8.63%   9.41% 10.20%
$158,551 - 283,150       41.09%      6.79% 7.64%  8.49%  9.34%  10.18% 11.03%
Over $283,150            44.56%      7.21% 8.12%  9.02%  9.92%  10.82% 11.72%
                                               SINGLE RETURN
$      0 -  20,000       16.19%      4.77% 5.37%  5.97%  6.56%   7.16%  7.76%
$ 20,001 -  25,750       16.49%      4.79% 5.39%  5.99%  6.59%   7.18%  7.78%
$ 25,751 -  35,000       29.26%      5.65% 6.36%  7.07%  7.77%   8.48%  9.19%
$ 35,001 -  40,000       30.52%      5.76% 6.48%  7.20%  7.92%   8.64%  9.36%
$ 40,001 -  62,450       31.78%      5.86% 6.60%  7.33%  8.06%   8.80%  9.53%
$ 62,451 -  75,000       34.62%      6.12% 6.88%  7.65%  8.41%   9.18%  9.94%
$ 75,001 - 126,600       35.40%      6.19% 6.97%  7.74%  8.51%   9.29% 10.06%
$126,601 - 130,250       36.27%      6.28% 7.06%  7.85%  8.63%   9.41% 10.20%
$130,251 - 283,150       41.09%      6.79% 7.64%  8.49%  9.34%  10.18% 11.03%
Over $283,150            44.56%      7.21% 8.12%  9.02%  9.92%  10.82% 11.72%

--------
Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. However, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of this phase out is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not included into the above table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                                    TAX EXEMPT SECURITIES TRUST
  ----------------------------------------------------------------

                     9,000 Units   Dated April 8, 1999

                                PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 (file nos. 333-74123 and 333-64873) and the Investment Company Act of 1940 (file no. 811-2560), and to which reference is hereby made. Copies may be reviewed at the Commission or on the internet, or obtained from the Commission at prescribed rates by:

  . calling: 1-800-SEC-0330

  . visiting the SEC internet address: http://www.sec.gov.

  . writing: Public Reference Section of the Commission, 450 Fifth Street,
    N.W., Washington, D.C. 20549-6009
--------------------------------------------------------------------------------

                 Index                                Sponsor:

                                                      Salomon Smith Barney
     Investment Summary                    A-2        Inc.
     Summary of Essential Information      A-6        388 Greenwich Street
     Portfolio Summary as of Date of                  23rd Floor
      Deposit                              A-8        New York, New York 10013
     Independent Auditors' Report         A-10        (212) 816-4000
     Statement of Financial Condition     A-11
     Portfolio                            A-12
     Notes to Portfolios of Securities    A-16
     Tax Exempt Securities Trust           B-1
     Risk Factors                          B-2
     Taxes                                 B-9
     Expenses and Charges                 B-11
     Public Offering                      B-12
     Rights of Holders                    B-16        Trustee:
     Sponsor                              B-19        The Chase Manhattan Bank
     Evaluator                            B-21        4 New York Plaza
     Amendment and Termination of the                 New York, New York 10004
      Trust Agreement                     B-21        (800) 354-6565
     Miscellaneous                        B-22
     Bond Ratings                         B-22
     Federal Tax Free vs. Taxable Income  B-25
     The State Trusts                      C-1
     Tax Free vs. Taxable Income           C-5











--------------------------------------------------------------------------------
                                       SALOMONSMITHBARNEY
                             ----------------------------
                             A member of citigroup [LOGO]
--------------------------------------------------------------------------------

No person is authorized to give any information or to make any representations with respect to this Trust, not contained in this Prospectus and you should not rely on any other information.
--------------------------------------------------------------------------------

Salomon Smith Barney is the service mark used by Salomon Smith Barney Inc.

          PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                   SEC FILE OR
                               IDENTIFICATION NO.
                               ---------------------------------
I. Bonding Arrangements and Date of Organization
   of the Depositor filed pursuant to Items A and
   B of Part II of the Registration Statement on
   Form S-6 under the Securities Act of 1993:

   Salomon Smith Barney Inc.                         2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

    Salomon Smith Barney Inc.                        8-8177

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933
     (Charter, By-Laws):

    Salomon Smith Barney Inc.                        33-65332, 33-36037

  B. The Internal Revenue Service Employer Identification Numbers of the
Sponsor and Trustee are as follows:

    Salomon Smith Barney Inc.                        13-1912900
    The Chase Manhattan Bank                         13-4994650

                                  UNDERTAKING

  The Sponsor undertakes that it will not instruct the Trustee to accept from
(i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                      CONTENTS OF REGISTRATION STATEMENT

  THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

  The facing sheet of Form S-6.
  The Cross-Reference Sheet (incorporated by reference to the Cross-Reference
   Sheet to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915).
  The Prospectus.
  Additional Information not included in the Prospectus (Part II).
  Consent of Independent Auditors.

  The following exhibits:

 1.1   --Form of Trust Indenture and Agreement (incorporated by reference to
        Exhibit 4.a to the Registration Statement of Tax Exempt Securities
        Trust, Series 265, 1933 Act File No. 33-15123).
 1.1.1 --Form of Reference Trust Agreement (incorporated by reference to
        Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208, 1933
        Act File No. 33-58591).
 1.2   --Form of Agreement Among Underwriters (incorporated by reference to
        Exhibit 99 to the Registration Statement of Tax Exempt Securities
        Trust, Series 384, 1933 Act File No. 33-50915).
 2.1   --Form of Certificate of Beneficial Interest (included in Exhibit 1.1).
 3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings
        "Taxes", "Legal Opinion" and "New York Taxes" in the Prospectus.
 3.2   --Opinion of special New Jersey counsel.
 4.1   --Consent of the Evaluator.
 5.1   --Consent of KPMG LLP.

                                  SIGNATURES

  The registrant, Tax Exempt Securities Trust, National Trust 234 and New Jersey Trust 137, hereby identifies California Trust 163 and New York Trust 168 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

    (1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That it has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 8th day of April, 1999.

                        Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                        Salomon Smith Barney Inc., Depositor

                                               /s/ George S. Michinard, Jr.
                                          By .................................
                                                (George S. Michinard, Jr.)

                                          By the following persons*, who
                                           constitute a majority of the
                                           directors of Salomon Smith Barney
                                           Inc.:

                                                  Deryck C. Maughan

                                                  Michael A. Carpenter


                                               /s/ George S. Michinard, Jr.
                                          By ..................................
                                                (George S. Michinard, Jr.,
                                                     Attorney-in-Fact)
--------
  * Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-66875.